EXHIBIT 99.1

PhotoChannel Networks Inc.
Item – 18 Reconciliation with United States Generally Accepted Accounting Principles
Three months ended December 31, 2006 and 2005 (Unaudited)
(expressed in Canadian dollars)

Reconciliation with United States Generally Accepted Accounting Principles

PhotoChannel Networks Inc. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) in the preparation of its consolidated financial statements, which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. The Company has prepared a reconciliation of the significant measurement differences between Canadian GAAP and US GAAP in accordance with Item 18 of Form 20-F, which, for the years ended September 30, 2006 and 2005 is included in the Company’s consolidated financial statements in its Annual Report on Form 20-F. For purposes of this registration statement on Form F-10, the Company is also required to reconcile significant measurement differences between Canadian GAAP and US GAAP for the Company’s fiscal 2007 first quarter consolidated financial statements for the three months ended December 31, 2006, which are set out below.

The financial information set out below as at December 31, 2006 and for the three months ended December 31, 2006 and 2005 is unaudited: however, such information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented.

(a)	The reconciliation of the loss for the period based on Canadian GAAP to U.S. GAAP is as follows:

	December 31,	December 31,
	2006	2005
	(Unaudited)
	$	$

Net loss for the period under Canadian GAAP	37,191	615,366
Compensation expense (i)	-	26,267

Net loss and comprehensive loss for the period under U.S.
GAAP (ii)	37,191	641,633

Basic and fully diluted loss per share under U.S. GAAP	0.00	0.03

At December 31, 2006, 1,260,987 warrants (2005 – 850,000) and 2,034,660 options (2005 – 1,474,177) were outstanding and could potentially dilute basic earnings per share, but were excluded from the calculation of diluted shares as their effects would anti-dilutive.

(b)	The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	2006	2005
	$	$
Goodwill (iii)
Canadian GAAP	-	-
U.S. GAAP	6,511,063	6,511,063

(c)	The reconciliation of shareholder’s equity between Canadian GAAP and U.S. GAAP is as follows:

						Total
		Contributed	Loan		Deficit (i)	shareholders
	Capital stock	surplus (i)	receivable	Warrants	and (iii)	equity
	$	$	$	$	$	$

Balance – December 31, 2005
Canadian GAAP	44,997,289	9,320,285	-	843,020	(53,960,951)	1,199,643
U.S. GAAP	44,889,129	11,678,286	-	843,020	(49,699,729)	7,710,706

Balance - September 30, 2006
Canadian GAAP	50,809,040	10,078,028	-	162,559	(56,015,077)	5,034,550
U.S. GAAP	50,700,880	12,436,029	-	162,559	(51,753,855)	11,456,613

i)	Stock-based compensation

Under US GAAP, effective October 1, 2006, the company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation.” FAS 123(R) requires the company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the company applied the modified prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after October 1, 2006. Measurement and attribution of compensation costs for unvested awards at October 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123(R), after adjustment for estimated forfeitures as discussed below.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under their previous policy, upon adoption of FAS 123(R), the Company determined the cumulative effect of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at September 30, 2006 was immaterial for adjustment..

At December 31, 2006, the total compensation cost related to non-vested awards not yet recognized was $879,991, which will be recognized over the remaining vesting period of 17 months.

Prior to FAS 123(R), the company followed U.S. GAAP policy of FASB Statement No. 123 “Accounting for Stock-Based Compensation” (FAS 123), which are substantially harmonized with the Company’s existing Canadian GAAP recommendations. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal 2006 and 2005.

FAS 123 required the company to provide pro forma information regarding net loss and loss per share as if compensation for the company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123.

The weighted average fair value of options granted during the first quarter of fiscal 2007 was $0.07 (2005 - $0.04) and was calculated using the Black-Scholes option pricing model following the same assumptions disclosed under Canadian GAAP. The effect of pro forma compensation expense on the company’s loss and loss per share is as follows:

	2007	2006
	$	$

Loss per U.S. GAAP	37,191	615,366
Stock-based compensation expense included in above	(119,483)	-
Stock-based compensation expense had the fair value
method been applied to all awards	119,483	26,267

Pro forma loss	37,191	641,633

Pro forma basic and diluted loss per share	0.00	0.03

ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income (loss) for the purposes of these consolidated financial statements.

iii)	Redemption of Limited Partnership units

As described in note 7 of the Company’s annual consolidated financial statements included in its Annual Report on Form 20-F, for Canadian GAAP purposes, the redemption of the Limited Partnership units was recorded as a charge to deficit. Under U.S. GAAP, the company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. Under U.S. GAAP, goodwill is subject to an annual impairment test. The company applies SFAS No. 142, “Goodwill and other intangible assets”, in determining if there is any impairment in value. As at December 31, 2006, no impairment in value has been recorded to date.

iv)	Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

v)	Accounts receivable

No allowance for doubtful accounts has been included in accounts receivable in first quarter fiscal 2007 and 2006.

vi)	Commitments:

During the first quarter of fiscal 2007, the company incurred operating lease expenses of $34,720 (2006 - $19,517).

vii)	Recent U.S. announcements

SFAS accounting changes and error corrections

SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principles effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to impact the financial statements.

SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments and becomes effective for fiscal years beginning on or after November 15, 2007. The Company has not yet determined the impact of this statement.

Staff Accounting Bulletin (SAB) 108 expresses the view of Securities Exchange Commissions (SEC) staff on prior year misstatements and their effect in current year financial statements. The bulletin addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement and is effective for years ending after November 15, 2006. The Company does not expect this bulletin to impact their financial statements.

FASB Interpretation 48: Accounting for uncertainty in income taxes

Prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective for fiscal years beginning after December 15, 2006. The Company is currently determining the impact, if any, of this interpretation.

Share-based payment

SFAS 123(R) supersedes APB 25 and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements and pro forma disclosure will no longer be permitted with respect to employee stock options. SFAS 123(R) will become effective for the Company beginning on the Company’s 2007 fiscal year.

Staff Accounting Bulletin (SAB) 107 expresses views of SEC staff related to SFAS 123(R). In particular, this SAB provides guidance related to transactions with non-employees, transition from non-public to public entity status, valuation methods and assumptions, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost, accounting for income tax effects, modification of employee share options prior to adoption of SFAS 123(R), and disclosures in Management’s Discussion & Analysis. The Company is currently assessing the impact of FAS 123(R).

FAS 157: Fair value measurements

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently determining the impact of this statement.

viii)	Recent Canadian GAAP announcements

CICA HB 1506: Accounting changes

The revision establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors, replacing former CICA 1506. These changes are effective for interim and annual financial statements relating to years beginning on or after January 1, 2007. The Company does not expect this revision to impact the financial statements.

CICA HB 1530: Other Comprehensive Income; 3855: Financial Instruments - Recognition and Measurement; and 3865: Hedging

In 2005, the CICA issued three new standards on accounting for financial instruments: Sections 1530, 3855, and 3865. These standards also triggered almost 100 pages of consequential amendments to other Handbook sections, including a new section on equity. The new requirements are effective for public companies for periods starting on or after October 1, 2006.

The new standards emphasize the use of fair value, rather than historical cost, as the basis for accounting for financial instruments. Fair value accounting is mandatory for certain instruments, such as equity investments in public companies and derivatives, and permissible for almost all others. In addition, the standards can affect how a company accounts for an instrument under the historical cost method. The Company has determined their will be minimal impact on financial statements beginning in fiscal 2007 and no impact on the current financial statements.